Exhibit 99.1
Yingli Green Energy Reports Fourth Quarter and Full Year 2010 Results
Sustainable Profitability Supported by Historical High Shipment and 32.9% Gross Margin
Fourth Quarter Non-GAAP Diluted EPS Reached Historical High of US$0.57
Achieved PV Module Shipment of 1,061.6 MW, Gross Margin of 33.2% and Non-GAAP Diluted EPS of US$
1.61 for the Full Year 2010
BAODING, China, February 18, 2011 — Yingli Green Energy Holding Company Limited (NYSE: YGE) (“Yingli Green Energy” or the “Company”), a leading solar energy company and one of the world’s largest vertically integrated photovoltaic manufacturers, which markets its products under the brand “Yingli Solar,” today announced its unaudited consolidated financial results for the fourth quarter and full year ended December 31, 2010.
Fourth Quarter 2010 Consolidated Financial and Operating Highlights
•	Total net revenues were RMB 4,066.2 million (US$616.1 million) and PV module shipment increased by 21.6% quarter over quarter, reaching a historical high.
•	Gross profit was RMB 1,337.7 million (US$202.7 million), representing a gross margin of 32.9%.
•	Operating income was RMB 943.5 million (US$142.9 million), representing an operating margin of 23.2%.
•	Net income[1] was RMB 554.4 million (US$84.0 million) and diluted earnings per ordinary share and per American depositary share (“ADS”) were RMB 3.46 (US$0.52).
•	On an adjusted non-GAAP[2] basis, net income was RMB 598.3 million (US$90.7 million) and diluted earnings per ordinary share and per ADS were RMB 3.73 (US$0.57).
•	In October 2010, through one of its operating subsidiaries in China, the Company has become the first China-based solar company to have completed a successful registration of RMB 2.4 billion and issuance of RMB 1.0 billion medium-term notes on the PRC inter-bank debenture market.
•	In December 2010, the Company re-purchased an aggregate of US$171.3 million principal amount of its zero coupon convertible senior notes due 2012 (the “Notes”) for a total cash consideration of US$199.4 million based on a yield to put of 5.125%. The Company only had US$1.2 million Notes outstanding due December 2012 as of the date of this press release.
•	The Company has been selected to supply approximately 70% of the total amount of 272 MW PV projects under the Golden Sun Program, which is sponsored by the Ministry of Finance of China, and received an advance payment of RMB 749.4 million, or 35% of the total purchase

1	For convenience purposes, all references to “net income” in this press release, unless otherwise specified, represent “net income attributable to Yingli Green Energy” for all periods presented.

2	All non-GAAP measures exclude share-based compensation, non-cash interest expenses, additional accounting charge upon the previously announced conversion of the senior secured convertible notes due 2012 (the “Convertible Notes”), the non-cash loss on debt extinguishment, the non-cash expense due to the changes in the fair value of the derivative liabilities and the amortization and impairment of intangible assets arising from purchase price allocation in connection with a series of acquisitions of equity interests in Baoding Tianwei Yingli New Energy Resources Co., Ltd. (“Tianwei Yingli”), an operating subsidiary of the Company. For further details on non-GAAP measures, please refer to the reconciliation table and a detailed discussion of the Company’s use of non-GAAP information set forth elsewhere in this press release.

price in December 2010. The majority of the shipments are scheduled to be delivered by the Company in the second half of 2011.
Full Year 2010 Consolidated Financial and Operating Highlights
•	PV module shipment increased by 102.1% year over year to 1,061.6 MW, exceeding the Company’s previously announced guidance of 1,020 MW to 1,040 MW.
•	Total net revenues were RMB 12,500.0 million (US$1,893.9 million), exceeding the Company’s previously announced guidance of US$1,780 million to US$1,810 million.
•	Gross profit was RMB 4,152.8 million (US$629.2 million), representing a gross margin of 33.2%, exceeding the Company’s previously announced guidance of 32.0% to 32.5%.
•	Operating income was RMB 2,780.6 million (US$421.3 million), representing an operating margin of 22.2%.
•	Net income was RMB 1,419.2 million (US$215.0 million) and diluted earnings per ordinary share and per ADS were RMB 9.06 (US$1.37).
•	On an adjusted non-GAAP basis, net income was RMB 1,662.8 million (US$251.9 million) and diluted earnings per ordinary share and per ADS were RMB 10.62 (US$1.61).
“I’m pleased to report that we concluded a successful 2010 punctuated by another strong quarter of sustainable profitability,” said Mr. Liansheng Miao, Chairman and Chief Executive Officer of Yingli Green Energy. “Our success was driven by the continuously robust market demand, our competitive cost structure, diversified customer base and the well-established ‘Yingli Solar’ brand.”
“Europe continued to be the region with the largest demand for PV products in 2010 where we generated approximately 80% of our global sales. In addition to our strong presence in existing European markets, we also achieved great success in fast growing markets such as Italy, France, Greece and the UK. In 2011, we expect to generate around 60% of our global sales in Europe. We are confident to further diversify our market exposure by combining our strong regional sales efforts with our partners’ strong channel building capabilities.”
“Outside Europe, we have never stopped penetrating deeper into new and emerging markets such as the U.S. and China. Throughout 2010, we continued our past success in the U.S. distributed generation market through leading the commercial component of the California Solar Initiative program. We are also proud to announce our growing success in the utility segment by acting as the exclusive supplier to four ground-mount projects, totaling over 55 MW. In 2010, the U.S. market accounted for over 10% of our global sales, and we are expecting to bring the number up to 13% to 15% in 2011. In China, we have been selected to supply approximately 70% of the PV modules for the 272 MW solar projects under the Golden Sun Program sponsored by the Ministry of Finance of China, which marks another significant business milestone in our market expansion. Under the terms of the sales agreements with system owners, we are scheduling to ship the majority of the PV modules in the second half of 2011.” Mr. Miao continued.
“To support our rapid expansions on market geographies and customer portfolios, we have carried out a series of strategic marketing activities such as sponsoring the 2010 FIFA World Cup to further promote our ‘Yingli Solar’ brand. To continue our marketing efforts, we recently became an Official Premium

Partner of the FC Bayern München, one of the most successful and popular football clubs in the world. We firmly believe that these are right steps to take in order to build our brand even more appealing to end customers.”
“We are also continuing to make progress on the research and development front. On the PANDA commercial production lines, we have reached another historical high cell efficiency rate of 19.89%. Furthermore, we are leveraging the robust R&D platform afforded by our vertically integrated business model to optimize manufacturing techniques throughout the value chain.”
“With these strategies and activities in place, I strongly believe that we are well positioned to enhance our industry leading position and emerge stronger in 2011.” Mr. Miao concluded.
Fourth Quarter 2010 Financial Results
Total Net Revenues
Total net revenues were RMB 4,066.2 million (US$616.1 million) in the fourth quarter of 2010, an increase of 23.8% from RMB 3,284.2 million in the third quarter of 2010 and 60.7% from RMB 2,530.9 million in the fourth quarter of 2009. The increase quarter over quarter was primarily attributable to a 21.6% increase in PV module shipment and improved average selling price compared to the third quarter of 2010, which in turn were primarily attributable to the robust market demand, broader recognition of our premium brand and diversified customer base.
Gross Profit and Gross Margin
Gross profit was RMB 1,337.7 million (US$202.7 million) in the fourth quarter of 2010, an increase of 22.2% from RMB 1,094.5 million in the third quarter of 2010 and 78.3% from RMB 750.4 million in the fourth quarter of 2009.
Gross margin was 32.9% in the fourth quarter of 2010, slightly down from 33.3% in the third quarter of 2010 and an increase from 29.6% in the fourth quarter of 2009. The slight decrease in gross margin compared to the third quarter of 2010 was primarily attributable to the increase in the blended cost of polysilicon, partially offset by the improved average selling price.
Operating Expenses
Operating expenses were RMB 394.3 million (US$59.7 million) in the fourth quarter of 2010, compared to RMB 358.7 million in the third quarter of 2010 and RMB 801.8 million in the fourth quarter of 2009. The increase from the third quarter of 2010 was consistent with the Company’s expanded scale of operations. The higher operating expenses in the fourth quarter of 2009 included a non-cash impairment of intangible assets and a non-cash bad debt expense of RMB 453.8 million.
Operating expenses as a percentage of total net revenues were 9.7% in the fourth quarter of 2010, a decrease from 10.9% in the third quarter of 2010 and 31.7% in the fourth quarter of 2009. The decrease from the third quarter of 2010 was primarily attributable to economies of scale and effective cost controls.
Operating Income and Margin

As a result of the foregoing, operating income was RMB 943.5 million (US$142.9 million) in the fourth quarter of 2010, an increase of 28.2% from RMB 735.8 million in the third quarter of 2010 and compared to operating loss of RMB 51.4 million in the fourth quarter of 2009.
Operating margin was 23.2% in the fourth quarter of 2010, an increase from 22.4% in the third quarter of 2010 and compared to a negative operating margin of 2.0% in the fourth quarter of 2009.
Interest Expense
Interest expense was RMB 130.6 million (US$19.8 million) in the fourth quarter of 2010, compared to RMB 92.4 million in the third quarter of 2010 and RMB 80.8 million in the fourth quarter of 2009. The increase quarter over quarter was primarily attributable to the decrease in capitalized interest expense resulted from the completion of 300 MW PANDA production capacity in Baoding and 100 MW production capacity in Hainan, as well as the expanded scale of borrowings. As of December 31, 2010, the Company had an aggregate of RMB 9,146.8 million (US$1,385.9 million) banks borrowings and convertible notes, an increase of 13.1% from RMB 8,084.7 million as of September 30, 2010.
After excluding non-cash interest expense items, interest expense was RMB 114.6 million (US$17.4 million) in the fourth quarter of 2010, compared to RMB 70.9 million in the third quarter of 2010 and RMB 58.7 million in the fourth quarter of 2009. Excluding non-cash interest expenses, the weighted average interest rate for debt outstanding in the fourth quarter of 2010 was 5.87%, compared to 5.58% in the third quarter of 2010.
Foreign Currency Exchange Losses (Gains)
Foreign currency exchange loss was RMB 62.9 million (US$9.5 million) in the fourth quarter of 2010, compared to a foreign currency exchange gain of RMB 52.3 million in the third quarter of 2010 and a foreign currency exchange loss of RMB 48.5 million in the fourth quarter of 2009. The foreign currency exchange loss in this quarter was primarily attributable to the depreciation of the Euro and U.S. dollars against the Renminbi.
Income Tax Expense (Benefit)
Income tax expense was RMB 89.3 million (US$13.5 million) in the fourth quarter of 2010, compared to an income tax expense of RMB 106.4 million in the third quarter of 2010 and an income tax benefit of RMB 65.9 million in the fourth quarter of 2009.
Net Income (Loss)
Net income was RMB 554.4 million (US$84.0 million) in the fourth quarter of 2010, an increase of 21.5% from RMB 456.1 million in the third quarter of 2010 and compared to a net loss of RMB 117.2 million in the fourth quarter of 2009. Diluted earnings per ordinary share and per ADS were RMB 3.46 (US$0.52) in the fourth quarter of 2010, an increase of 18.5% from RMB 2.92 in the third quarter of 2010 and compared to a loss of RMB 0.79 in the fourth quarter of 2009.
On an adjusted non-GAAP basis, net income was RMB 598.3 million (US$90.7 million) in the fourth quarter of 2010, an increase of 7.5% from RMB 556.6 million in the third quarter of 2010 and 817.9% from RMB 65.2 million in the fourth quarter of 2009. Adjusted non-GAAP diluted earnings per ordinary share and per ADS were RMB 3.73 (US$0.57) in the fourth quarter of 2010, an increase of 4.5% from RMB 3.57 in the third quarter of 2010 and 747.7% from RMB 0.44 in the fourth quarter of 2009.
Balance Sheet Analysis
As of December 31, 2010, Yingli Green Energy had RMB 6,501.1 million (US$985.0 million) in cash and restricted cash, an increase of 48.3% from RMB 4,384.2 million as of September 30, 2010. The increase in cash quarter over quarter was primarily attributable to positive operating and financing cash flow.
As of December 31, 2010, accounts receivable was RMB 2,099.8 million (US$318.2 million), compared to RMB 2,055.6 million as of September 30, 2010. Days sales outstanding decreased to 46 days in the fourth quarter of 2010 from 56 days in the third quarter of 2010 and 65 days in the fourth quarter of 2009, due to the effective accounts receivable management.
As of December 31, 2010, advances from customers increased significantly to RMB 1,001.3 million (US$151.7 million) from RMB 48.3 million as of September 30, 2010 and RMB 30.6 million as of December 31, 2009, primarily attributable to the advance payment we received in December 2010 as a selected supplier of the Golden Sun Program, as well as the down payments from customers to secure solar module sales contracts for delivery in 2011.
As a result, working capital representing current assets less current liabilities was RMB 3,124.1 million (US$473.3 million) as of December 31, 2010, an increase of 62.0% from RMB 1,928.3 million as of September 30, 2010.
As of the date of this press release, the Company had approximately RMB 4,795 million in unutilized short-term lines of credit, and RMB 2,707 million committed long term facility that can be drawn down in the near future.
Full Year 2010 Results
Total Net Revenues
Total net revenues in 2010 were RMB 12,500.0 million (US$1,893.9 million), an increase of 72.3% from RMB 7,254.9 million in 2009. PV module shipment volume in 2010 was 1,061.6 MW, an increase of 102.1% from 525.3 MW in 2009. The increase in total shipments was primarily due to the robust market demand, broader recognition of our premium brand and diversified customer base, and was supported by the completion of an additional 400 MW of total production capacity for each of polysilicon ingots and wafers, PV cells and PV modules in the third quarter of 2010. The increase in net revenues was consistent with the increase in shipment volume year over year and was partially offset by the decrease in the average selling price for PV modules compared to 2009.
Gross Profit and Margin
Gross profit in 2010 was RMB 4,152.8 million (US$629.2 million), an increase of 142.2% from RMB 1,714.4 million in 2009. Gross margin was 33.2% in 2010, a substantial increase from 23.6% in 2009. The increase in gross margin in 2010 was primarily a result of the Company’s continuous efforts in cost reduction, despite the decrease in the average selling price for PV modules.

Operating Expenses
Operating expenses in 2010 were RMB 1,372.2 million (US$207.9 million), compared to RMB 1,395.8 million in 2009. The higher operating expenses in 2009 included a non-cash impairment of intangible assets and a non-cash bad debt expense of RMB 453.8 million. After excluding the two non-cash charges, operating expenses in 2009 was RMB 942.0 million. The increase in operating expenses in 2010 was primarily attributable to the Company’s expanded scale of operations and higher selling expenses relating to the 2010 FIFA World Cup sponsorship.
Operating expenses as a percentage of net revenues were 11.0% in 2010, a decrease from 13.0% after excluding the two non-cash charges in 2009.
Interest Expense
Interest expense in 2010 was RMB 387.2 million (US$58.7 million), compared to RMB 354.1 million in 2009. The interest expense in 2010 included non-cash interest expenses of RMB 80.6 million (US$12.2 million), compared to RMB 75.8 million in 2009. Such non-cash interest expenses were primarily related to certain financial instruments issued in 2009.
After excluding the non-cash interest expenses, interest expense in 2010 was RMB 306.5 million (US$46.4 million), a slight increase from RMB 278.3 million in 2009. The increase in 2010 was primarily attributable to the expanded scale of borrowings. The weighted average interest rate for these borrowings in 2010 was 6.37%, a decrease from 7.07% in 2009, which was primarily attributable to the Company’s efforts in replacing the high yield financing with cheaper bank loans.
Foreign Currency Exchange Losses (Gains)
Foreign currency exchange loss was RMB 338.2 million (US$51.2 million) in 2010, compared to a foreign currency exchange gain of RMB 38.4 million in 2009. The foreign currency exchange loss in 2010 was primarily due to the depreciation of the Euro and U.S. dollars against the Renminbi.
Additional Non-cash Accounting Charge upon Conversion of Convertible Notes
Additional non-cash accounting charge of RMB 50.9 million (US$7.7 million) was recognized in the third quarter of 2010 upon the conversion of US$26.2 million Convertible Notes into ordinary shares of the Company by Trustbridge Partners II, L.P. This additional charge was a non-cash charge and did not impact the Company’s cash flow.
Loss on Debt Extinguishment and Loss on Derivative Liabilities
A loss on debt extinguishment of RMB 244.7 million and a loss on derivative liabilities of RMB 231.3 million were recognized in 2009, which were primarily attributable to certain financial instruments issued in 2009. There were no similar transactions in 2010.
Income Tax Expense (Benefit)
Income tax expense was RMB 301.1 million (US$45.6 million) in 2010, compared to an income tax benefit of RMB 31.8 million in 2009. The income tax expense in 2010 was primarily attributable to the net operating income generated by Tianwei Yingli and Yingli China. The income tax benefit in 2009 was primarily attributable to the release of deferred tax liability as a result of intangible assets impairment.
Net Income (Loss)
Net income was RMB 1,419.2 million (US$215.0 million) and fully diluted earnings per ordinary share and per ADS were RMB 9.06 (US$1.37) in 2010.
On an adjusted non-GAAP basis, net income was RMB 1,662.8 million (US$251.9 million) in 2010. Adjusted non-GAAP fully diluted earnings per ordinary share and per ADS were RMB 10.62 (US$1.61) in 2010.
Business Outlook for Full Year 2011
Based on current market and operating conditions, estimated production capacity and forecasted customer demand, the Company expects its PV module shipment target to be in the estimated range of 1,700 MW to 1,750 MW for fiscal year 2011, which represents an increase of 60.1% to 64.8% compared to fiscal year 2010.
Non-GAAP Financial Measures
To supplement the financial measures calculated in accordance with GAAP, this press release includes certain non-GAAP financial measures of adjusted net income (loss) and adjusted diluted earnings (loss) per ordinary share and per ADS, each of which is adjusted to exclude items related to share-based compensation, non-cash interest expense, the non-cash loss on debt extinguishment resulting from the early full repayment of ADM Capital loan, the non-cash expense due to the changes in the fair value of the derivative liabilities, additional accounting charge upon the previously announced conversion of the Convertible Notes, and the amortization and impairment of intangible assets arising from purchase price allocation in connection with a series of acquisitions of equity interests in Tianwei Yingli. The Company believes excluding these items from its non-GAAP financial measures is useful for its management and investors to assess and analyze the Company’s core operating results as such items are not directly attributable to the underlying performance of the Company’s business operations and do not impact its cash earnings. The Company also believes these non-GAAP financial measures are important to help investors understand the Company’s current financial performance and future prospects and compare business trends among different reporting periods on a consistent basis. These non-GAAP financial measures should be considered in addition to financial measures presented in accordance with GAAP, but should not be considered as a substitute for, or superior to, financial measures presented in accordance with GAAP. For a reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure, please see the financial information included elsewhere in this press release.
Currency Conversion
Solely for the convenience of readers, certain Renminbi amounts have been translated into U.S. dollar amounts at the rate of RMB 6.6000 to US$1.00, the noon buying rate in New York for cable transfers of Renminbi per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board as of December 31, 2010. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollar amounts at such rate, or at any other rate. The percentages stated in this press release are calculated based on Renminbi.
Conference Call
Yingli Green Energy will host a conference call and live webcast to discuss the results at 8:00 AM Eastern Standard Time (EST) on February 18, 2011, which corresponds to 9:00 PM Beijing/Hong Kong time the same day.
Dial-in details for the live conference call are as follows:
     — U.S. Toll Free Number: +1-866-272-9941
     — International dial-in number: +1-617-213-8895
     — Passcode: 18757847
A live and archived webcast of the conference call will be available on the Investors section of Yingli Green Energy’s website at http://www.yinglisolar.com. A replay will be available shortly after the call on Yingli Green Energy’s website for 90 days.
A replay of the conference call will be available until February 25, 2011 by dialing:
     — U.S. Toll Free Number: +1-888-286-8010
     — International dial-in number: +1-617-801-6888
     — Passcode: 37967910
About Yingli Green Energy
Yingli Green Energy Holding Company Limited (NYSE: YGE), which markets its products under the brand “Yingli Solar”, is a leading solar energy company and one of the world’s largest vertically integrated photovoltaic manufacturers. Yingli Green Energy’s manufacturing covers the entire photovoltaic value chain, from the production of polysilicon through ingot casting and wafering, to solar cell production and module assembly. Currently, Yingli Green Energy maintains a balanced production capacity of over 1 GW per year. Two capacity expansion projects of 600 MW and 100 MW are under construction in Baoding and Hainan, respectively, and are expected to start initial production in the middle of 2011 and increase the Company’s total capacity to 1.7 GW in late 2011. In addition, Yingli Green Energy’s in-house polysilicon plant, Fine Silicon, which has a designed annual production capacity of 3,000 metric tons, has successfully started commercial operation since early August 2010. Yingli Green Energy distributes its photovoltaic modules to a wide range of markets, including Germany, Spain, Italy, Greece, France, South Korea, China and the United States. Headquartered in Baoding, China, Yingli Green Energy has more than 9,000 employees and more than 10 subsidiaries and branch offices worldwide. Yingli Green Energy is publicly listed on the New York Stock Exchange (NYSE: YGE). For more information, please visit http://www.yinglisolar.com.
Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “schedule,” “target” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yingli Green Energy’s control, which may cause Yingli Green Energy’s actual results, performance or achievements to differ materially from those in the forward- looking statements. Further information regarding these and other risks, uncertainties or factors is included in Yingli Green Energy’s filings with the U.S. Securities and Exchange Commission. Yingli Green Energy does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.
For further information, please contact:
Qing Miao
Director, Investor Relations
Yingli Green Energy Holding Company Limited
Tel: +86-312-3100-502
Email: ir@yinglisolar.com

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES
Unaudited Condensed Consolidated Balance Sheets
(In thousands)

	December 31,
	2009	December 31, 2010
	RMB	RMB	US$

ASSETS
Current assets:
Cash and restricted cash	3,463,278	6,501,060	985,009
Accounts receivable, net	1,827,490	2,099,805	318,152
Inventories	1,665,021	2,524,956	382,569
Prepayments to suppliers	329,457	573,937	86,960
Prepaid expenses and other current assets	671,229	1,207,303	182,925

Total current assets	7,956,475	12,907,061	1,955,615

Long-term prepayments to suppliers	678,311	504,326	76,413
Property, plant and equipment, net	6,573,851	9,933,956	1,505,145
Land use rights	354,560	358,834	54,369
Goodwill and intangible assets, net	481,492	434,160	65,782
Restricted cash, excluding current portion	167,774	—	—
Other assets	44,642	82,557	12,508

Total assets	16,257,105	24,220,894	3,669,832

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank borrowings, including current portion of long-term bank borrowings	3,501,027	5,557,878	842,103
Convertible senior notes	1,291,843	—	—
Accounts payable	1,852,216	2,475,415	375,063
Other current liabilities and accrued expenses	294,302	1,749,685	265,103

Total current liabilities	6,939,388	9,782,978	1,482,269

Convertible notes	100,139	91,334	13,838
Long-term bank borrowings, excluding current portion	752,809	2,496,482	378,255
Medium-term notes	—	1,001,128	151,686
Other liabilities	278,910	542,956	82,266

Total liabilities	8,071,246	13,914,878	2,108,314

Shareholders’ equity:
Ordinary shares	11,363	11,881	1,800
Additional paid-in capital	6,130,890	6,412,995	971,666
Accumulated other comprehensive income	12,784	59,183	8,967
Retained earnings	480,037	1,899,213	287,760

Total equity attributable to Yingli Green Energy	6,635,074	8,383,272	1,270,193

Noncontrolling interests	1,550,785	1,922,744	291,325

Total shareholders’ equity	8,185,859	10,306,016	1,561,518

Total liabilities and shareholders’ equity	16,257,105	24,220,894	3,669,832

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES
Unaudited Condensed Consolidated Statements of Operations
(In thousands, except for share, ADS, per share and per ADS data)

	Three months ended
	December 31, 2009	September 30, 2010	December 31, 2010
	RMB	RMB	RMB	US$
Net revenues:
Sales of PV modules	2,489,313	3,205,039	4,003,996	606,666
Sales of PV systems	16,077	10,915	19,333	2,929
Other revenues	25,471	68,283	42,873	6,496

Total net revenues	2,530,861	3,284,237	4,066,202	616,091
Cost of revenues:
Cost of PV modules sales	(1,745,031)	(2,113,997)	(2,665,839)	(403,915)
Cost of PV systems sales	(12,263)	(9,893)	(13,572)	(2,056)
Cost of other revenues	(23,191)	(65,810)	(49,045)	(7,431)

Total cost of revenues	(1,780,485)	(2,189,700)	(2,728,456)	(413,402)

Gross profit	750,376	1,094,537	1,337,746	202,689
Selling expenses	(138,903)	(195,325)	(226,036)	(34,248)
General and administrative expenses	(474,163)	(125,876)	(123,311)	(18,684)
Research and development expenses	(57,567)	(37,516)	(44,947)	(6,810)
Impairment of intangible assets	(131,177)	—	—	—

Total operating expenses	(801,810)	(358,717)	(394,294)	(59,742)

Income (loss) from operations	(51,434)	735,820	943,452	142,947
Other income (expense):
Interest expense	(80,843)	(92,357)	(130,595)	(19,787)
Additional accounting charge upon conversion of Convertible Notes	—	(50,857)	—	—
Interest income	2,836	3,403	4,122	625
Foreign currency exchange gains (losses)	(48,474)	52,334	(62,882)	(9,528)
Other income (expense)	(3,321)	1,945	1,930	292

Earnings (loss) before income taxes	(181,236)	650,288	756,027	114,549
Income tax benefit (expense)	65,871	(106,363)	(89,332)	(13,535)

Net income (loss)	(115,365)	543,925	666,695	101,014
Less: Earnings attributable to the noncontrolling interests	(1,831)	(87,784)	(112,341)	(17,021)

Net income (loss) attributable to Yingli Green Energy	(117,196)	456,141	554,354	83,993

Weighted average shares and ADSs outstanding
Basic	148,416,746	151,678,213	155,987,778	155,987,778
Diluted	148,416,746	156,085,199	160,441,684	160,441,684

Earnings (loss) per share and per ADS
Basic	(0.79)	3.01	3.55	0.54
Diluted	(0.79)	2.92	3.46	0.52

Reconciliation of Non-GAAP measures to GAAP measures

	Three months ended
	December 31, 2009	September 30, 2010	December 31, 2010
	RMB	RMB	RMB	US$
Non-GAAP income attributable to Yingli Green Energy	65,183	556,627	598,329	90,656
Share-based compensation attributable to Yingli Green Energy	(16,242)	(16,048)	(15,819)	(2,397)
Amortization of intangible assets attributable to Yingli Green Energy	(12,846)	(12,111)	(12,111)	(1,835)
Impairment of intangible assets attributable to Yingli Green Energy	(131,177)	—	—	—
Additional accounting charge upon conversion of Convertible Notes	—	(50,857)	—	—
Non-cash interest expenses attributable to Yingli Green Energy	(22,114)	(21,470)	(16,045)	(2,431)

Net income (loss) attributable to Yingli Green Energy	(117,196)	456,141	554,354	83,993

Non-GAAP diluted earnings per share and per ADS	0.42	3.57	3.73	0.57
Diluted earnings (loss) per share and per ADS	(0.79)	2.92	3.46	0.52

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES
Unaudited Condensed Consolidated Statements of Operations
(In thousands, except for share, ADS, per share and per ADS data)

	Year ended
	December 31, 2009	December 31, 2010
	RMB	RMB	US$
Net revenues:
Sales of PV modules	7,158,441	12,276,854	1,860,129
Sales of PV systems	50,197	56,662	8,585
Other revenues	46,231	166,471	25,223

Total net revenues	7,254,869	12,499,987	1,893,937
Cost of revenues:
Cost of PV modules sales	(5,458,284)	(8,131,218)	(1,232,002)
Cost of PV systems sales	(39,851)	(49,190)	(7,453)
Cost of other revenues	(42,361)	(166,794)	(25,272)

Total cost of revenues	(5,540,496)	(8,347,202)	(1,264,727)

Gross profit	1,714,373	4,152,785	629,210
Selling expenses	(347,545)	(780,244)	(118,219)
General and administrative expenses	(732,769)	(454,418)	(68,851)
Research and development expenses	(184,332)	(137,525)	(20,837)
Impairment of intangible assets	(131,177)	—	—

Total operating expenses	(1,395,823)	(1,372,187)	(207,907)

Income from operations	318,550	2,780,598	421,303
Other income (expense):
Interest expense	(354,094)	(387,154)	(58,659)
Interest income	6,321	15,992	2,423
Additional accounting charge upon conversion of Convertible Notes	(22,242)	(50,857)	(7,706)
Foreign currency exchange gains (losses)	38,389	(338,216)	(51,245)
Loss on debt extinguishment	(244,744)	—	—
Loss from revaluation of embedded derivative	(231,345)	—	—
Other income	4,604	11,136	1,687

Earnings (loss) before income taxes	(484,561)	2,031,499	307,803
Income tax benefit (expense)	31,831	(301,066)	(45,616)

Net income (loss)	(452,730)	1,730,433	262,187
Less: Earnings attributable to the noncontrolling interests	(78,865)	(311,257)	(47,160)

Net income (loss) attributable to Yingli Green Energy	(531,595)	1,419,176	215,027

Weighted average shares and ADSs outstanding
Basic	138,759,177	151,542,518	151,542,518
Diluted	138,759,177	156,558,197	156,558,197

Earnings (loss) per share and per ADS
Basic	(3.83)	9.36	1.42
Diluted	(3.83)	9.06	1.37

	Year ended
	December 31, 2009	December 31, 2010
	RMB	RMB	US$
Non-GAAP income attributable to Yingli Green Energy	292,103	1,662,771	251,935
Share-based compensation attributable to Yingli Green Energy	(62,306)	(63,680)	(9,648)
Amortization of intangible assets attributable to Yingli Green Energy	(56,066)	(48,444)	(7,340)
Loss on debt extinguishment attributable to Yingli Green Energy	(244,744)	—	—
Loss from revaluation of embedded derivative attributable to Yingli Green Energy	(231,345)	—	—
Impairment of intangible assets attributable to Yingli Green Energy	(131,177)	—	—
Additional accounting charge upon conversion of Convertible Notes	(22,242)	(50,857)	(7,706)
Non-cash interest expenses attributable to Yingli Green Energy	(75,818)	(80,614)	(12,214)

Net income (loss) attributable to Yingli Green Energy	(531,595)	1,419,176	215,027

Non-GAAP diluted earnings per share and per ADS	2.03	10.62	1.61
Diluted earnings (loss) per share and per ADS	(3.83)	9.06	1.37